EXHIBIT B

FOR IMMEDIATE RELEASE

For Further Information:

Howard N. Feist
Sr. Vice President - Finance
(609) 584-3586

          CONGOLEUM CORPORATION ANNOUNCES SHARE REPURCHASE

MERCERVILLE, NJ, DECEMBER 22 - Congoleum Corporation (NYSE: CGM) announced today that it has repurchased 500,000 shares of its Class B common stock for $4,625,000 ($9.25 per share) in a privately negotiated transaction with Hillside Capital Incorporated. The repurchased shares will be retired.

The Company further indicated that it has previously repurchased a total of 464,200 shares of its Class A and B common stock to date in open market transactions for an aggregate amount of $4,948,000, effectively completing the $5,000,000 repurchase program which had been previously announced.

After giving effect to these transactions, the Company has a total of 9,037,800 shares of common stock outstanding.

The Company also indicated that it has repurchased a total of $13,406,000 to date of its 9% Senior Notes, leaving $76,594,000 outstanding. In connection with these note repurchases, the Company expects to report an extraordinary after-tax charge of $279,000 ($.03 per share) for debt extinguishment costs in 1997.

Congoleum Corporation is a leading manufacturer of resilient flooring, serving both residential and commercial markets. Its sheet, tile and plank products are available in a wide variety of designs and colors, and are used in remodeling, manufactured housing, new construction, and commercial applications. The Congoleum brand name is recognized and trusted by consumers as representing a company that has been supplying attractive and durable flooring products for over a century. Congoleum is a 49% owned subsidiary of American Biltrite, Inc. (AMEX: ABL).

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